UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14f-1
                    Under the Securities Exchange Act of 1934



                           ONEDENTIST RESOURCES, INC.
 -------------------------------------------------------------------------------
                          (Exact name of registrant as
                       specified in its corporate charter)


                                     0-33437
                   -------------------------------------------
                               Commission File No.


         Colorado                                         31-1664473
 ------------------------                      ---------------------------------
 (State of Incorporation)                      (IRS Employer Identification No.)



                               5459 S. Iris Street
                            Littleton, Colorado 80123
                     ---------------------------------------
                    (Address of principal executive offices)



                                 (303) 932-9998
               ---------------------------------------------------
              (Registrant's telephone number, including area code)


                                 March 21, 2003

                           OneDentist Resources, Inc.
                                 Schedule 14f-1

INTRODUCTION

     This Information Statement is being furnished to you and the other shareholders of OneDentist Resources, Inc. ("we" or the "Company") pursuant to
Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder, in connection with a proposed change in our Board of Directors. This change may result from the proposed equity exchange (the "Exchange") between the Company and the equity owners of certain privately held companies engaged in the residential home building and real estate development industries currently operating under the names "Ashcroft Homes" and "Tesoro Homes." If the Exchange is completed, our Board of Directors will be replaced by individuals appointed by the equity owners of the private companies. None of our shareholders will have the opportunity to vote on the Exchange. We are providing this Schedule to you in order to keep you informed of important developments affecting our company.

THE EXCHANGE

     The Exchange is described in a Plan and Agreement of Reorganization between the Company and equity owners of these private companies dated December 27, 2002, as amended ("Exchange Agreement"). We have filed a copy of the original Exchange Agreement with the Securities and Exchange Commission ("Commission") with our Current Report on Form 8-K dated December 27, 2002 and expect that the Third Amendment to the Exchange Agreement will be similarly filed in the future.

     The following privately held entities are parties to the Exchange Agreement with us: Ashcroft Homes, Inc., a Colorado corporation ("Ashcroft"), Absolute Construction Services, LLC, a Colorado limited liability company ("Absolute"), Peregrine Sanctuary, LLC, a Colorado limited liability company ("Peregrine"), Stonegate Capital Corporation, a Delaware corporation ("Stonegate"), Tesoro Homes @ Tallyn's Reach, LLC, a Colorado limited liability company ("Tesoro") and West Gold Holdings, Inc., a Colorado corporation ("West Gold"). Ashcroft, Absolute, Peregrine, Stonegate, Tesoro and West Gold are sometimes referred to collectively herein as the "Ashcroft Entities". The owners of equity in the Ashcroft Entities are sometimes collectively referred to herein as the "Ashcroft Equity Owners." The Ashcroft Entities are all privately held companies engaged in the residential home building and real estate development industries, primarily along the front range of Colorado. If the Exchange is completed, it is anticipated that the Ashcroft Entities will become subsidiaries of the Company and we will continue the business of the Ashcroft Entities.

     To accomplish the Exchange, we have agreed to issue to the Ashcroft Equity Owners an aggregate of 12,954,060 shares of our Common Stock and 1,350,000 shares of our Series A Convertible Preferred Stock (the "Exchange Shares"). The Series A Convertible Preferred Stock will be convertible into our common stock on a one for one basis. All references to our common stock in this Schedule have been adjusted to reflect a one for ten (1:10) reverse split of our common stock effective December 3, 2002. We also contemplate a one for three and one-half
(1:3.5) reverse split of our common stock to be effective following formal approval of the split at our shareholders' meeting scheduled for March 31, 2003. Upon completion of the

Exchange (the "Closing Date"), our sole officer and director Philip J. Davis (the "Outgoing Director") will resign and be replaced by new directors designated by the Ashcroft Equity Owners (the "Incoming Directors").

     At the closing of the Exchange, anticipated to occur no later than March 31, 2003, but not earlier than ten days following filing of this Schedule with the Commission and mailing it to our shareholders, seven Incoming Directors shall be appointed by the Ashcroft Equity Owners to replace the Outgoing Director of the Company. The change in directors is intended to be effective at the closing of the Exchange, but no earlier than ten (10) days after the date on which this Schedule is filed with the Commission and mailed to all holders of record of our common stock. There is no assurance that the closing will occur, as completion of the transaction is subject to a number of contingencies, including continuing due diligence and execution and receipt of necessary closing documents. You can obtain information about the closing in the future by viewing documents filed by us with the Commission at its web site at www.sec.gov.

VOTING SECURITIES

     After taking into account the one for ten reverse stock split effective December 3, 2002 and other transactions since that date, there are currently 5,562,690 shares of our common stock outstanding. Following approval and completion of another reverse split of our common stock on a one for three and one-half basis on March 31, 2003, that number will be reduced to 1,589,340 shares. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders. Upon the Closing Date, and following the issuance of the Exchange Shares, there will be 14,543,400 shares of our Common Stock outstanding and 1,350,000 shares of our Series A Convertible Preferred Stock (the "Series A Preferred Stock") outstanding. Each share of our Series A Preferred Stock will entitle the holder to five votes for each share held of record by them on each matter on which the shareholders are entitled to vote and holders of the Series A Preferred Stock will vote with holders of our common stock.

     We may also issue shares of another series of preferred stock, to be designated Series B Convertible Preferred Stock, to one or more creditors of the Ashcroft Entities at or after the Closing Date, although no specific commitments are currently in place. If issued, any holder of Series B Convertible Preferred Stock would be entitled to one vote per share and would vote with the holders of common stock and Series A Preferred Stock on all matters on which the shareholders are entitled to vote. There are currently no shares of the Company's preferred stock outstanding. The Company has no other securities, voting or nonvoting, outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of the Company's voting securities as of the Closing Date by (i) each of the Incoming Directors; (ii) each executive officer of the Company anticipated to be appointed at the Closing; (iii) each person who will be the beneficial owner of more than five percent of the Company's voting securities; and (iv) all of the Incoming Directors and executive officers as a group. None of the Incoming Directors own any shares of our stock at present; the stock ownership shown in the table below represents stock to be issued at closing of the Exchange.

     Unless otherwise noted, the address of each individual or entity is that of Ashcroft Homes, Inc., 56 Inverness Drive East, Suite 105, Englewood, CO 80112. All share ownership listed in the table is direct, unless otherwise indicated. All of the share amounts assume that the reverse stock split proposed for March 31, 2003 has been completed but that no Series B Preferred Stock has been issued.

                      Name and Address of                   Amount and Nature
Title of Class         Beneficial Owners                 of Beneficial Ownership   Percent of Class
--------------   ----------------------------------      -----------------------   ----------------
Common           Richard O. Dean (1,2,3)                           6,488,601            44.62%

Common           Reagan K. Dean (4)                                6,488,601            44.62%

Preferred        Richard O. Dean (1,2,5)                             675,000               50%

Preferred        Reagan K. Dean (5)                                  675,000               50%

Common           Joseph A. Oblas (1,2)                             1,197,708             8.24%

Common           Peter C. Gonzalez (2)                             1,197,708             8.24%

Common           Daniel S. Connerly (2)                                    0                0%

Common           William Watson                                      750,000             5.16%

Common           James C. Sanford (2)                                      0                0%

Common           M. Kirk Ludwick (2)                                       0                0%

Common           Bruce E. Shugart (1)                                      0                0%
                 4185 County Road 154
                 Glenwood Springs, CO 81601

Common           John Chen (1)                                             0                0%
                 331 Player Club Drive
                 Castle Rock, CO 80104

Common           David A. Skudneski (1)                                    0                0%
                 5429 So. Kearney Street
                 Greenwood Village, CO 80111

Common           Christopher D. Scurto (1)                                 0                0%
                 3320 Dinero Place
                 Castle Rock, CO 80108

Common           Myles L. Bruckal (1)                                      0                0%
                 3224 Watt Road
                 Kelowna, BC Canada
                 V1W 3C8

Common           All Incoming  Officers and  Directors as          8,884,017            61.09%
                 a group (11 persons) (3,6)

Preferred        All Incoming  Officers and  Directors as            675,000               50%
                 a group (11 persons) (5)

---------------------------------------
(1)  Incoming Director.

(2)  Proposed Executive Officer.

(3) Includes 2,017,271 shares held by Mr. Dean's wife, of which he disclaims beneficial ownership.

(4) Includes 4,471,330 shares held by Ms. Dean's husband, of which she disclaims beneficial ownership.

(5) Each holder of the Series A Preferred Stock will own 50% of the outstanding Preferred Stock. However, the Preferred Stock will vote as a class with the Common Stock and each share of the Preferred Stock entitles the holder to five votes for each share held of record. Therefore, the preferred stock owned by each preferred shareholder represents the right to 3,375,000 votes, or 15.85% of the outstanding voting stock.

(6) Excludes any shares of preferred stock. If the Series A Preferred Stock is included, the officers and directors will own 73.42% of the outstanding voting stock.

CHANGE IN CONTROL

     In connection with the Exchange Agreement, the Company will issue an aggregate of 12,954,060 shares of Common Stock and 1,350,000 shares of Series A Preferred Stock to the Ashcroft Equity Owners in exchange for the equity interests owned by the Ashcroft Equity Owners. The former shareholders and members of the Ashcroft Entities will therefore acquire 89.1% of our outstanding common stock and 90% of our outstanding voting stock representing the right to vote 92.5% of our voting stock. At the same time, the Outgoing Director shall resign his position as director and officer of the Company. At the Closing Date, and following delivery and filing of this Schedule 14f-1, the seven Incoming Directors will become the sole members of the Board. As a result, the Company will have experienced a change in control.

     The Company knows of no other arrangement or events, the happening of which will result in a change in control.

LEGAL PROCEEDINGS

     No material legal proceedings, to which the Company is a party or to which the property of the Company is subject, is pending or is known by the Company to be contemplated. Also, the Company is not aware of any legal proceedings in which any director, officer or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any Incoming Director, proposed executive officer, future beneficial owner or any affiliate of any such director, officer, affiliate of the Company or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. See, "Directors and Executive Officers" below for a description of certain legal proceedings involving certain Incoming officers and Directors.

DIRECTORS AND EXECUTIVE OFFICERS

     As described above, in connection with the Exchange Agreement, the Outgoing Director will resign as an executive officer and director of the Company as of the Closing Date. The following information relates to the Incoming Directors and executive officers which are anticipated to become directors and executive officers upon the Closing Date and filing and delivery of this Schedule 14f-1, each of which has agreed to serve if appointed:

Incoming Directors/Officers:     Age:                  Position:
--------------------------------------------------------------------------------

Richard O. Dean                  46          Chief Executive Officer,
                                             Chairman of the Board and Director

Joseph A. Oblas                  30          President and Director

James C. Sanford                 36          Chief Operating Officer

Daniel S. Connerly               40          Chief Financial Officer,
                                             Treasurer

Peter C. Gonzalez                30          Controller and Secretary

M. Kirk Ludwick                  48          Vice President of Business
                                             Development and General Counsel

Bruce E. Shugart                 50          Director

John H. Chen                     44          Director

David A. Skudneski               42          Director

Christopher D. Scurto            41          Director

Myles L. Bruckal                 49          Director


     Each of the Incoming Directors will serve a term of office that shall continue until the next annual meeting of shareholders and until his successor has been duly elected and qualified. Officers of the Company will serve at the pleasure of the Board of Directors.

     No family relationships exist between any of the Incoming officers or Directors of the Company.

BUSINESS EXPERIENCE

     The following information summarizes the business experience of the Incoming Directors and incoming officers for at least the last five years:

Richard O. Dean
---------------
     Mr. Dean has been the president and a director of Ashcroft Homes, Inc. since 1998. Prior to that, he acted in a similar capacity for a predecessor of Ashcroft. Mr. Dean is also a manager or managing member of Ashcroft Homes of Northern Colorado, LLC, Tesoro Homes @ Tallyn's Reach, LLC, Peregrine Sanctuary, LLC, and Absolute Construction Services, LLC. He divides his time between all of these entities. Together, these entities constructed and sold in excess of $30 million of homes and other residential construction services on an unaudited basis during 2002. In these positions, Mr. Dean is responsible for overseeing all phases of the companies' business and for negotiating significant transactions in which the companies are involved, including financing transactions.

     Mr. Dean is also the president and director of West Gold Holdings, Inc., a position he has occupied since 1994. West Gold is a developer of residential real estate in Colorado, primarily for the Ashcroft entities. We propose to acquire all of the equity interests of Ashcroft Homes, Tesoro Homes @ Tallyn's Reach, Absolute Construction Services, Peregrine, and West Gold pursuant to the Exchange Agreement.

     Prior to his association with the Ashcroft Entities, Mr. Dean was active in developing real estate on the western slope of Colorado, primarily near Rifle and in proximity to the proposed shale oil project undertaken by Exxon Oil during the 1980's. Following Exxon's withdrawal from that project, and its subsequent economic effect on the community, Mr. Dean left the western slope and settled in Colorado Springs, where he eventually resumed his activities in the real estate and construction industries. During this transition and primarily due to his business activities on the western slope, Mr. Dean filed for protection from creditors under Chapter 7 of the United States Bankruptcy Code and was discharged from his debts in 1991. Mr. Dean was also involved in certain matters of litigation arising from that development business, all of which were subsequently settled, discharged or resolved.

Joseph A. Oblas
---------------
     Mr. Oblas is currently the president and acted as a founder of Stonegate Capital Corporation, a private Delaware corporation organized to acquire and develop real estate and construct residential homes in Colorado. The company currently owns a portfolio of loans secured by interests in real estate, but is still in the development stage, with no significant revenue from operations. Mr. Oblas has been the president of the company since its inception in February of 2002. Stonegate is one of the Ashcroft Entities proposed to be acquired by us in connection with the Exchange.

     In 1994, Mr. Oblas acted as a founder of Juice Stop Franchising Corporation and was the chief financial officer of that entity until August of 1998, when the company obtained financing from a third party venture capital firm and surrendered control of its board of directors. Juice Stop was a franchisor and operator of juice and health food retail outlets. Subsequent to his resignation as chief financial officer, Juice Stop filed for protection from its creditors under Chapter 11 of the Bankruptcy Code, which filing was subsequently converted to a liquidation under Chapter 7. As one of the founders of Juice Stop, Mr. Oblas had guaranteed certain lease and other corporate obligations of that entity. Following its bankruptcy, Mr. Oblas was involved in certain matters of litigation relating to his personal guarantee of the Juice Stop obligations and other corporate matters. Most of those lawsuits have subsequently been resolved or settled, although at least one outstanding judgment remains.

     Immediately prior to his position with Stonegate, Mr. Oblas acted as a founder and chief executive officer of Glacier Distribution Company, later called Crosspoint Foods Corporation, a wholesale distributor of food products and principal supplier to Juice Stop. Mr. Oblas acted as the chief executive officer of Glacier from March of 1999 to March of 2001. Glacier was eventually forced to absorb substantial losses as a result of uncollectable receivables stemming from the financial problems of Juice Stop. As one of the founders of Glacier, Mr. Oblas personally guarantied certain of its obligations. As a result, Mr. Oblas was involved in certain matters of litigation relating to those personal guarantees, substantially all of which have been resolved or settled.

     While Mr. Oblas was chief executive officer of Glacier, the Company received notice that the United States Department of Agriculture had commenced administrative proceedings against the company for failing to comply with payment provisions and failure to obtain a license under the Perishable Agricultural Commodities Act of 1930 ("PACA"). Later, an action was commenced in the United States District Court of Colorado for a civil penalty arising from the failure of the company to obtain that license. A default judgment against the company resulted from that action. Neither of these proceedings were communicated to the board of directors of Glacier. Both actions were eventually settled by the company. In connection with these activities, the company accepted the resignation of Mr. Oblas as an officer and director of the company.

Daniel S. Connerly
------------------
     Mr. Connerly became the chief financial officer of Ashcroft Homes, Inc. on February 1, 2003. From 1990 until its acquisition by Beazer Homes USA, Inc. (NYSE:BZH), Mr. Connerly acted as the vice president of finance and chief financial officer of Sanford Homes of Colorado, LLLP. Sanford was a builder of semi-custom homes in Colorado with 2001 revenues of approximately $135 million on an unaudited basis. In that position, he was responsible for supervising the accounting department, including the monthly closing process, financial reporting to the corporate office and staff development. Subsequent to the purchase of Sanford by Beazer Homes, Mr. Connerly became divisional chief financial officer of Beazer, a position that he occupied until August 2002.

     Mr. Connerly is a certified public accountant licensed in the State of Colorado. He graduated from the University of Colorado in 1987 with a Bachelor of Science in Business Administration. He holds an active real estate license in the State of Colorado.

James C. Sanford
----------------
     Mr. Sanford became the chief operating officer of Ashcroft Homes, Inc. on February 1, 2003. From August 2001 to January 2003, Mr. Sanford was a production manager for Beazer Homes Holding Corporation of Colorado. In that capacity, he was responsible for new home construction from Highlands Ranch to Fort Collins, Colorado. From July 1992 to August 2001, Mr. Sanford occupied various positions with Sanford Homes of Colorado, including vice president, northern division, product (sales) manager, sales associate and construction superintendent.

     Mr. Sanford graduated from Colgate University with a Bachelor of Arts in 1988. He is a member of the National Association of Home Builders, Home Builders Association of Metro Denver, Home Builders Association of Northern Colorado, and the Sales and Marketing Council of Metro Denver, among other associations. He is a licensed real estate broker in Colorado.

Peter C. Gonzalez
-----------------
     From February 2002 to the present, Mr. Gonzalez has been the vice president, secretary and a director of Stonegate Capital Corporation and helped found that entity. In that capacity, he spends a majority of his time and is responsible for the day-to-day management of administration, accounting, finance and human resources and participates in project planning, budgeting and financial planning. He is also the founder, a member and manager of Merit
Partners, LLC, a private real estate development company focused on single family, detached housing and land development in and around Dallas, Texas. In that capacity, he is responsible for organizational management, project planning, budgeting and coordination of project financing. Mr. Gonzalez devotes a minor portion of his time to the affairs of that entity.

     From 1998 to 2000, Mr. Gonzalez was the controller and secretary for Crosspoint Foods Corporation, the successor to Glacier Distribution Company. In that capacity, he was responsible for the day-to-day management of accounting, finance and administration. From 1995 to 1998, he was the controller for Juice Stop International. Mr. Gonzalez acted as guarantor of many of the same obligations as Mr. Oblas with regard to Glacier Distribution and some of the same obligations of Juice Stop International, and as a result, was involved in certain matters of litigation relating to those guarantees. Most of those matters have subsequently been settled or resolved, although at least one judgment remains outstanding.

William T. Watson
-----------------
     Mr. Watson has served as the president of Brookstone Fine Properties, Inc. (dba Tesoro Homes), a private Colorado corporation, since 1991. Brookstone is a full service real estate brokerage firm handling primarily sales of single-family residences. Mr. Watson devotes a portion of his time to the affairs of that entity. Mr. Watson is also the managing member of Orchard Homes, LLC, a Colorado limited liability company engaged in the construction of semi custom and custom homes. From 1996 to December 1999, and from September 2001 to the present, Mr. Watson has also served as vice president of sales and marketing for Ashcroft Homes, Inc. or its predecessors. In these positions, Mr. Watson has managed all aspects of the real estate construction and development business in Colorado. He has also had significant experience in lot acquisition, home design, and the sales and marketing of new homes. Mr. Watson is also a manager of Tesoro Homes @ Tallyn's Reach, LLC, a builder of semi-custom homes in the Denver area. He is also a manager of Absolute Construction Services, LLC which provides construction management services for a home builder in the Denver area.

     Mr. Watson is a recognized member of several industry organizations including the Colorado Homebuilding Association. He chairs the education committee for the Sales and Marketing Council of Metro Denver and holds the CMP and MIRM designations with the National Sales and Marketing Council. Mr. Watson is a licensed real estate broker in the State of Colorado.

M. Kirk Ludwick
---------------
     Mr. Ludwick has been a practicing attorney in the State of Colorado since 1983. He is admitted to practice in the State of Colorado, the United States District Court for the District of Colorado, the Tenth Circuit Court of Appeals and the United States Supreme Court. He is currently practices in the Law Office of M. Kirk Ludwick, and represents a variety of individuals and businesses in commercial matters. From 1995 to 2001, he was a partner and manager of Ludwick & Doretto, LLC, where his practice was similar. Mr. Ludwick graduated from the Metropolitan State College in Denver with a Bachelor of Arts in Political Science and received a Juris Doctorate from the University of Denver in 1983.

Bruce Shugart
-------------
     Mr. Shugart has been the president of Structural Associates Company, a private Colorado corporation, since 1982. The Company specializes in general construction and development for both commercial and residential projects, and directly employs between 50 and 110 people. As president of the Company, Mr. Shugart is responsible for overseeing all phases of the Company's business, including the negotiation of major construction and financial transactions.

John H. Chen
----------------
     Mr. Chen has owned and operated the Plum Creek Golf and Country Club in Castle Rock, Colorado since 1992. During that time, he has also served as owner and master developer of the approximately 525 acre community surrounding the golf course, and has been responsible for the development of over 650 residential homesites, including the 1994 Parade of Homes. Mr. Chen is also president and owner of the Carlton Oaks Country Club, a public golf course and lodge located in Santee, California. Since 1999, he has been the manager of several land holding companies, including Douglas Investment Company, LLC, Plum Creek Holding Company, LLC and Castle Rock Holding Company, LLC.

David A. Skudneski
------------------
     Mr. Skudneski has been the president of A & A Retaining Walls, Inc., a private Colorado corporation, since he founded the company in 1996. The
Company's business consists of designing and constructing retaining and decorative walls and other stone and concrete structures. In 2002, the company had over $2.1 million in gross sales. As president of the Company, Mr. Skudneski is responsible for overseeing all aspects of company business.

Christopher D. Scurto
---------------------
     Mr. Scurto is currently the managing member and acted as co-founder of AirBlaster, LLC, a private Colorado company which provides high-speed internet access. Mr. Scurto has occupied that position since December of 2000 and helps manage and oversee all phases of operation. In this position, Mr. Scurto has established and maintains telephone, television and high-speed Internet connectivity in off-campus student housing complexes in California and Colorado. From July of 1999 to December of 2000, Mr. Scurto was vice president of market development for Jato Communications Corp., a private Delaware corporation that provided digital subscriber line services. From 1994 to July of 1999, Mr. Scurto was vice president of marketing for WBSA, Inc., a private corporation that provided video and data services. While in this position, Mr. Scurto was involved in raising over $35 million in venture capital.

Myles L. Bruckal
----------------
     Mr. Bruckal is a Canadian citizen and has been the president of Bruckal Properties, Inc., a private Colorado corporation, for over 15 years. The company is active in real estate development in Canada and the United States, and is also active in purchasing, operating and selling on-going private businesses of small to medium size. In his capacity as president, Mr. Bruckal is responsible for overseeing the company business and negotiating the purchase, operation and sale of various other businesses.

SIGNIFICANT EMPLOYEES

     We also expect to employ the following significant employees following completion of the Exchange:

Robert E. Ottosen
-----------------
     Mr. Ottosen is presently the general manager of the Ashcroft operations in Colorado Springs. Prior to that, Mr. Ottosen was the chief operating officer of Ashcroft Homes, Inc. since 1998. In this position, Mr. Ottosen managed the day-to-day operations of the company's home building business, including management of the entire Colorado Springs operation. Prior to becoming chief operating officer, he was the chief financial officer charged with oversight of the company's cash flow, financial planning, forecasting and accounting procedures. In this position, Mr. Ottosen was also instrumental to the company in maintaining its banking relationships.

Chad S. Schneider
-----------------
     Mr. Schneider became the general manager of Ashcroft Homes of Northern Colorado, LLC in July 2002. In that capacity, he is responsible for overseeing operations of that entity, consisting entirely of residential home construction. From October 1999 to June 2002, Mr. Schneider served as a controller for Ashcroft Homes, Inc., reporting directly to the chief financial officer. From January 1997 to September 1999, Mr. Schneider served in a similar capacity for Albrecht Companies, Inc., a Fort Collins based privately owned homebuilder, which was subsequently purchased by Ashcroft Homes, Inc.

     Mr. Schneider received a Bachelor of Science degree in accounting from the Stephen F. Austin, State University in 1989.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

     During the year ended December 31, 2002, we issued a total of 4,407,545 shares (adjusted only for the December 2002 reverse split) of our common stock to our sole officer and director and to another shareholder for expenses paid by them on our behalf. We issued 2,203,772 shares to Philip Davis, our President and sole director, for advances of $18,220 paid by him on our behalf. At the same time, we issued 2,203,773 shares to Gary Agron, the owner of more than five percent of our common stock, for advances of $18,220 made by him prior to year-end. The shares issued to the individuals were valued at $0.0082676 per share, based on the estimated fair market value of our stock at the time of this transaction. Mr. Davis was the only member of our Board of Directors when this transaction was approved. The advances by Messrs. Davis and Agron were for accounting, legal, auditing, printing and other expenses incurred by us for which we did not have adequate working capital.

     In October 2001 the Company issued 662,645 shares (adjusted for the December share split) of its common stock upon conversion of a promissory note in the amount of approximately $31,916 held by Gary A. Agron, who became a principal stockholder as a result of the transaction. Subsequently, Mr. Agron transferred 331,322 shares to Philip J. Davis. Following the stock conversion, all of the Company's then officers and directors resigned and Mr. Davis was appointed the sole officer and director of the Company.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Based solely upon a review of Forms 3, 4 and 5 received by the Company pursuant to Rule 16a-3 of the 1934 Act, none of the officers, directors or beneficial owners of more than ten percent of any class of equity securities of the Company registered pursuant to Section 12 of the 1934 Act have failed to file on a timely basis, Forms 3, 4 or 5 as required by Section 16(a) during the most recent fiscal year or prior fiscal year.

BOARD COMMITTEES AND OTHER BOARD INFORMATION

     The Board of Directors of the Company does not presently have an audit, nominating or compensation committee. Instead, the Board itself performs such functions. However, after the Closing Date, the Board may establish one or more committees, in its discretion.

     During the year ended December 31, 2002, the Board had no meetings but took action by unanimous consent on two separate occasions. The Company does not have any disagreements with the Outgoing Director.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

     The following table summarizes the total compensation of our Chief Executive Officer for the last three years. He was our only executive officer during that time.

                              SUMMARY COMPENSATION

                                                                                             Long Term Compensation
                                                                                             ----------------------
                                                                                                   Securities
                                                                    Annual Compensation            Underlying
                                                                    -------------------              Stock
Name                                   Period                             Salary                    Options
----                                   ------                             ------                    -------
Grayton D. Webb, President             Year ended December 31, 2000        $0                         -0-

Philip Davis,
   President, Chief Executive
   Officer, Chief Financial Officer    Year ended December 31, 2001         0                         -0-
   and Chairman of the Board of
   Directors.                          Year ended December 31, 2002         0                         -0-
---------------------


     No stock options were granted to the executive officer during the last year. No options or other derivative securities are presently outstanding, and we presently have no option plan or other arrangement providing for the issuance of such securities.

     The Company does not pay compensation to members of its Board of Directors. A director may receive compensation, if at all, as an officer or employee for those duties exclusively. The Board may also decide to compensate its members in the future, as it decides in the best interest of the shareholders.



                                   SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                         ONEDENTIST RESOURCES, INC.


                         By: /s/ Philip Davis
                             ---------------------------------------------------
                             Philip Davis, President and Chief Executive Officer